

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
MAY 1 2002
080

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

(FREE TRANSLATION)

MASISA S.A.
Listed Company
Securities Registration No. 0132

Santiago, April 29, 2002

Messrs.
Superintendency of
Securities and Insurance

Dear sirs,

Attached hereto please find a copy of the information sheet supplementing Masisa S.A.'s 2001 Annual Report, with respect to the transactions of the company's shares during said fiscal year.

This supplementary information sheet has been distributed to all the shareholders to which the Annual Report was delivered, and in addition it will be given to those who attend the company's General Shareholders Meeting scheduled for tomorrow, Tuesday April 30th.

Yours truly,

MASISA S.A.

/s/ GONZALO ZEGERS RUIZ-TAGLE
Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer

REPLACES INFORMATION IN 2001 ANNUAL REPORT

April 2002

Messrs.
Shareholders of Masisa S.A.
Present

I hereby replace the information presented on page 59 of Masisa S.A.'s 2001 Annual Report, in connection with the transactions of the company's shares during fiscal year 2001 by directors, executives and other parties related to the company's Management, in the sense that said transactions were as follows:

TRANSACTIONS OF SHARES

Date	Name	Relation	Transaction	N° Shares	Price (Ch$)
01/22/2001	Inversiones y Asesorías Prime Limitada	Related to a Director	Sale	70,000	271.12
01/22/2001	Eduardo Vial Ruiz-Tagle	Operations Manager (Chile)	Sale	31,000	250.00
01/03/2001	Forestal Terranova S.A.	Related to a Director	Purchase	81,084,916	280.00
10/12/2001	Comercial e Inversiones Los Conquistadores S.A.	Related to the Chief Executive Officer	Purchase	873,800	221.00
10/18/2001	Comercial e Inversiones Los Conquistadores S.A.	Related to the Chief Executive Officer	Purchase	789,770	230.00
11/06/2001	Comercial e Inversiones Los Conquistadores S.A.	Related to the Chief Executive Officer	Purchase	1,171,373	240.00
12/18/2001	Maspanel S.A.	Shareholder	Purchase	12,000,000	290.00
12/19/2001	Maspanel S.A.	Shareholder	Purchase	1,105,000	290.00

The information contained in the 2001 Annual Report with respect to this matter shall therefore be deemed as replaced by the information contained herein.

Yours truly,

/s/ GONZALO ZEGERS RUIZ-TAGLE

Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.



Date: April 29, 2002

By: ____________________

Carlos Marin
Chief Financial Officer